Exhibit 21.1

Subsidiaries of Bioverativ Inc.

The following entities are expected to be subsidiaries of Bioverativ Inc. upon completion of the distribution described in the information statement.

Name	Country or State in which a Subsidiary was Organized
Bioverativ Therapeutics Inc.	Delaware
Bioverativ U.S. LLC	Delaware
Bioverativ Pacific LLC	Delaware
Bioverativ Canada Inc.	Canada
Bioverativ Japan	Japan